UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TURQUOISE HILL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900435108

(CUSIP Number)

Matthew Halbower

Pentwater Capital Management LP

1001 10th Avenue South, Suite 216

Naples, FL 34102

(239) 384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,712,658
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,712,658
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,712,658 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The number of shares reported herein reflects the 1-for-10 reverse stock split effected by the Issuer as of October 23, 2020 (the “Reverse Stock Split”).
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Crown Managed Accounts SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,741
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,741
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,741 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS LMA SPC on behalf of MAP 98 Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Investment Opportunities 3 SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,402
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Oceana Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 474,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 474,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,282 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.

(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,744,309
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,744,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,309 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Merger Arbitrage Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,716,160
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,716,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,160 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Thanksgiving Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,974,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,974,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,974,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS PWCM Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,781,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,781,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,781,889 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.38% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Metric Merger Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 476,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 476,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,589 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Matthew Halbower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,348,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,348,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,348,256 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The number of shares reported herein reflects the Reverse Stock Split.
(2)	Based on 201,231,446 common shares outstanding (after giving effect to the Reverse Stock Split), as set forth in Exhibit 99.1 to the Issuer’s report on Form 6-K, filed with the Securities and Exchange Commission on November 13, 2020.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”), Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”) and Matthew Halbower, chief executive officer of Pentwater Capital. Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master, PWMM and Matthew Halbower are collectively referred to herein as Reporting Persons. CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master and PWMM are collectively referred to herein as the Funds. Pentwater Capital is the investment adviser of each of the Funds.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On November 30, 2020, Pentwater Capital issued an open letter and press release (the “November Letter”) to the Board of Directors of Rio Tinto plc (“Rio Tinto”), which, according to the Issuer’s and Rio Tinto’s public disclosure, controls a majority of the Issuer’s common shares and is the manager of the Oyu Tolgoi mine (the “Mine”), the Issuer’s principal asset. The November Letter, among other things, criticized Rio Tinto’s management of the construction of the Mine and described Pentwater Capital’s belief that Rio Tinto’s management team (including employees of the Issuer selected by Rio Tinto and its representatives) was responsible for substantial cost overruns, delays and corporate governance failures associated with such construction. The November Letter also criticized the September 9, 2020 memorandum of understanding between the Issuer and Rio Tinto, which contemplated an equity rights offering (in addition to debt financing) that Pentwater Capital believes would undervalue the Issuer and is preventing the Issuer from seeking more favorable financing solutions. The November Letter advises Rio Tinto’s Board of Directors (the “Rio Tinto Board”) to intervene in management’s alleged improprieties and to cause the Issuer to enter into financially appropriate non-equity financing agreements to fund the cost overruns.

On December 3, 2020, Pentwater Capital issued an open letter and press release (the “December Letter”) to the Rio Tinto Board disapproving of Rio Tinto’s vote against allowing the owners of the Mine to conduct an independent investigation into the $1.5 billion cost overrun and two-year schedule delay of the construction of the Mine. The December Letter condemns Rio Tinto’s attempt, as manager of the Mine, to block the formation of a special committee and independent investigation into the foregoing issues when Oyu Tolgoi LLC voted to conduct such investigation and the Government of Mongolia and the Issuer, as the owners of the Mine, concurred. The December Letter also urged the Rio Tinto Board to address alleged corporate governance and Mine management issues.

Pentwater Capital and the other Reporting Persons expect that they and their respective representatives will engage in further communications with the board of directors of Rio Tinto, through open letters or otherwise, regarding operational, corporate governance, oversight and financing matters. The Reporting Persons anticipate that such communications will call for, among other things, independent investigations and/or oversight of the Issuer’s operations, and may call for the establishment of one or more independent committees of the board of directors of the Issuer and other modifications to the Issuer’s governance structure, including those affecting the board’s oversight function.

The foregoing descriptions of the November Letter and the December Letter do not purport to be complete and are qualified in their entirety by reference to the full text of each letter, which are filed as Exhibit 99.3 and Exhibit 99.4, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page. By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons. Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth in Schedule A and incorporated herein by reference. Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into cash-settled total return swap agreements with unaffiliated third party financial institutions. The swaps constitute economic exposure to 10,471,000 notional shares of Common Stock. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time.

The Reporting Persons have sold short in American-style call options referencing an aggregate of 79,500 shares of Common Stock, which have an exercise price of $2.00 and expire on December 18, 2020.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.3	Open Letter to Board of Directors of Rio Tinto plc dated November 30, 2020.*

Exhibit 99.4	Open Letter to Board of Directors of Rio Tinto plc dated December 3, 2020.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:December 7, 2020	PENTWATER CAPITAL MANAGEMENT LP
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

INVESTMENT OPPORTUNITIES 3 SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER MERGER ARBITRAGE MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER THANKSGIVING FUND LP
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PWCM MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER METRIC MERGER ARBITRAGE FUND LP
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

MATTHEW C. HALBOWER

/s/ Matthew C. Halbower
Matthew C. Halbower

Schedule A

Transactions in the shares of the Issuer During the Past 60 Days

For account of LMA SPC on behalf of MAP 98 Segregated Portfolio

Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/5/2020	Sale	353	8.498226
11/5/2020	Sale	5,347	8.459354
11/6/2020	Sale	3,420	8.819586
11/9/2020	Sale	2,850	8.898187
11/10/2020	Sale	1,824	8.930404
11/16/2020	Sale	5,000	9.070422
11/16/2020	Sale	15,000	9.648757
11/16/2020	Sale	20,000	10.030666
11/17/2020	Sale	5,000	9.758338
12/1/2020	Sale	3,868	9.8964
12/1/2020	Sale	132	9.8964
12/2/2020	Sale	3,000	9.9727

For account of PWCM Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
11/5/2020	Sale	2,747	8.498226
11/5/2020	Sale	41,553	8.459354
11/6/2020	Sale	26,580	8.819586
11/9/2020	Sale	22,150	8.898187
11/10/2020	Sale	14,176	8.930404
11/16/2020	Sale	20,000	10.030666
11/17/2020	Sale	5,000	9.758338
12/1/2020	Sale	4,000	9.8964
12/2/2020	Sale	3,000	9.9727

For account of LMA SPC for and on behalf of Oceana Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/5/2020	Purchase	43,500	0.806227
10/5/2020	Purchase	29,000	0.807186
10/6/2020	Purchase	43,500	0.785142
10/6/2020	Purchase	76,125	0.796262
10/7/2020	Purchase	25,375	0.782476
10/9/2020	Purchase	7,250	0.779842
10/12/2020	Purchase	35,380	0.769985
10/13/2020	Purchase	515	0.77

10/16/2020	Purchase	43,855	0.781892
10/19/2020	Purchase	39,875	0.769727
10/20/2020	Purchase	15,225	0.777247
10/20/2020	Purchase	35,525	0.769441
10/21/2020	Purchase	1,450	0.791084
10/22/2020	Purchase	1,450	0.791498
10/26/2020	Purchase	580	7.781585
10/28/2020	Purchase	2,249	7.643828
10/29/2020	Purchase	2,175	7.656981
11/25/2020	Purchase	1,160	9.6857

For account of Pentwater Equity Opportunities Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/5/2020	Purchase	86,700	0.806227
10/5/2020	Purchase	57,800	0.807186
10/6/2020	Purchase	86,700	0.785142
10/6/2020	Purchase	151,725	0.796262
10/7/2020	Purchase	50,575	0.782476
10/9/2020	Purchase	14,450	0.779842
10/12/2020	Purchase	70,516	0.769985
10/13/2020	Purchase	1,026	0.77
10/16/2020	Purchase	87,408	0.781892
10/19/2020	Purchase	79,475	0.769727
10/20/2020	Purchase	30,345	0.777247
10/20/2020	Purchase	70,805	0.769441
10/21/2020	Purchase	2,890	0.791084
10/22/2020	Purchase	2,890	0.791498
10/26/2020	Purchase	1,156	7.781585
10/28/2020	Purchase	4,481	7.643828
10/29/2020	Purchase	4,334	7.656981
11/25/2020	Purchase	2,312	9.6857

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/5/2020	Purchase	129,900	0.806227
10/5/2020	Purchase	86,600	0.807186
10/6/2020	Purchase	129,900	0.785142
10/6/2020	Purchase	227,325	0.796262
10/7/2020	Purchase	75,775	0.782476
10/9/2020	Purchase	21,650	0.779842

10/12/2020	Purchase	105,652	0.769985
10/13/2020	Purchase	1,537	0.77
10/16/2020	Purchase	130,961	0.781892
10/19/2020	Purchase	119,075	0.769727
10/20/2020	Purchase	45,465	0.777247
10/20/2020	Purchase	106,085	0.769441
10/21/2020	Purchase	4,330	0.791084
10/22/2020	Purchase	4,330	0.791498
10/26/2020	Purchase	1,732	7.781585
10/28/2020	Purchase	6,714	7.643828
10/29/2020	Purchase	6,494	7.656981
11/25/2020	Purchase	3,464	9.6857

For account of Pentwater Metric Merger Arbitrage Fund LP.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
10/5/2020	Purchase	39,900	0.806227
10/5/2020	Purchase	26,600	0.807186
10/6/2020	Purchase	39,900	0.785142
10/6/2020	Purchase	69,825	0.796262
10/7/2020	Purchase	23,275	0.782476
10/9/2020	Purchase	6,650	0.779842
10/12/2020	Purchase	32,452	0.769985
10/13/2020	Purchase	472	0.77
10/16/2020	Purchase	40,226	0.781892
10/19/2020	Purchase	36,575	0.769727
10/20/2020	Purchase	13,965	0.777247
10/20/2020	Purchase	32,585	0.769441
10/21/2020	Purchase	1,330	0.791084
10/22/2020	Purchase	1,330	0.791498
10/26/2020	Purchase	532	7.781585
10/28/2020	Purchase	2,062	7.643828
10/29/2020	Purchase	1,994	7.656981
11/25/2020	Purchase	1,064	9.6857